UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        WARNING MANAGEMENT SERVICES, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    934902107
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

|_|  Rule 13d-1(b)
|x|  Rule 13d-1(c)
|_| Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 2 of 10 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.                    EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          93,382,107
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            93,382,107
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     93,382,107
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 3 of 10 Pages
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--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC                                 EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

                    93,382,107, all of which are held by Mercator Momentum
                    Fund (the "Fund"). M.A.G. Capital, LLC ("MAG") is the
  OWNED BY          general partner of the Fund.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            93,382,107, all of which are held by the Fund.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     93,382,107
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 4 of 10 Pages
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--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

                    93,382,107, all of which are held by the Fund. David F.
                    Firestone is Managing Member of MAG, the general partner
  OWNED BY          of the Fund.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

                    93,382,107, all of which are held by the Fund. David F.
                    Firestone is Managing Member of MAG, the general partner
    WITH            of the Fund.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     93,382,107
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 5 of 10 Pages
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Item 1. Issuer.

      (a) The name of the issuer is Warning Management Services, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 9440 Santa Monica Boulevard, Suite 400, Beverly Hills, California 90210.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. (the "Fund") is a private investment limited partnership organized under California law. The general partner of the Fund is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. The Fund, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of the Fund, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

      (c) The Fund is a California limited partnership. MAG, its general partner, is a California limited liability company.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").

      (e) The CUSIP number is 934902107.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 6 of 10 Pages
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      (h) |_| A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Fund owns two convertible debentures, the 2002 Debenture (the "2002 Debenture") and the 2005 Debenture (the "2005 Debenture" and, with the 2002 Debenture, the "Debentures") issued by the Issuer which is each convertible into Common Stock. The 2002 Debenture is convertible into the number of shares of Common Stock equal to the quotient obtained by dividing (x) the outstanding principal amount of the 2002 Debenture to be converted by (y) the 2002 Conversion Price. The "2002 Conversion Price" is defined as eighty five percent (85%) of the Market Price (defined below). The 2002 Conversion Price is subject to adjustment for stock splits and similar events and upon the occurrence of any Event of Default, as defined in the 2002 Debenture. The 2005 Debenture is convertible into the number of shares of Common Stock equal to the quotient obtained by dividing (x) the outstanding principal amount of the 2005 Debenture to be converted by (y) the 2005 Conversion Price. The "2005 Conversion Price" is defined as seventy percent (70%) of the Market Price (as defined below), rounded to the nearest ten thousandth. The 2005 Conversion Price is subject to adjustment for stock splits and similar events and upon the occurrence of any Event of Default, as defined in the 2005 Debenture. Upon the occurrence of any Event of Default, the 2005 Conversion Price shall be reduced from seventy percent (70%) of the Market Price to sixty percent (60%) of the Market Price. The "Market Price" is defined as the average of the lowest three intra-day trading prices of the Common Stock during the twenty (20) trading days immediately preceding the date of conversion, which period shall be extended upon the occurrence of certain events specified in the Debentures, such as a suspension of trading in the Common Stock.

      The terms of the Debentures prohibit any conversion of the Debentures or receipt of shares of Common Stock as payment of interest to the extent such conversion or receipt of such interest payment would result in the Reporting Persons and their affiliates owning beneficially more than 9.999% of the outstanding Common Stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.999% of the outstanding shares of Common Stock.

      As of December 31, 2005, MMF owned 2002 Debentures with a principal balance of $449,189 and 2005 Debentures with a principal balance of $124,556.

      MAG owned no securities of the Issuer directly.

      David F. Firestone owned no securities of the Issuer directly.

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 7 of 10 Pages
-------------------                                           ------------------

      Assuming that the Issuer had 840,532,352 shares of its Common Stock outstanding as of December 31, 2005, which is the number reported by the Issuer as outstanding as of June 15, 2005, in its Form 10-KSB for the year ended December 31, 2004, the individual Reporting Persons had, on December 31, 2005, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

           Mercator Momentum Fund, L.P.       93,382,107             9.999%

           M.A.G. Capital, LLC                93,382,107             9.999%

           David F. Firestone                 93,382,107             9.999%

      The percentage of outstanding Common Stock held by the Reporting Persons set forth above and on the cover pages to this report were determined using a conversion price of $0.0006 with respect to the 2002 Debentures and a conversion price of $0.0005 with respect to the 2005 Debentures.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 8 of 10 Pages
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Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

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CUSIP No. 934902107                                           Page 9 of 10 Pages
-------------------                                           ------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2006                 MERCATOR MOMENTUM FUND, L.P.

                                    By: M.A.G. CAPITAL, LLC,
                                    its general partner


                                    By:  /s/ Harry Aharonian
                                         -------------------
                                         Harry Aharonian, Portfolio Manager

Dated:  May 8, 2006                 M.A.G. CAPITAL, LLC


                                    By: /s/ Harry Aharonian
                                        --------------------
                                        Harry Aharonian, Portfolio Manager
Dated:  May 8, 2006

                                    /s/ David F. Firestone
                                    ------------------------
                                         David F. Firestone

                                  SCHEDULE 13G

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CUSIP No. 934902107                                          Page 10 of 10 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

Exhibit A            Agreement of Joint Filing

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CUSIP No. 934902107                                          Page 11 of 10 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Warning Management Services, Inc. beneficially owned by Mercator Momentum Fund, L.P., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  May 8, 2006

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner


By:  /s/ Harry Aharonian
     -------------------
     Harry Aharonian, Portfolio Manager

M.A.G. CAPITAL, LLC


By: /s/ Harry Aharonian
    --------------------
    Harry Aharonian, Portfolio Manager


/s/ David F. Firestone
----------------------
     David F. Firestone